First National Funding LLC
1620 Dodge Street
Omaha, Nebraska 68102

March 30, 2007

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549-0306
Attention: Ms. Hanna T. Teshome
Re:	Registrant Request for Acceleration for First National Funding LLC on Form S-3 Registration Statement No. 333-140273
Ladies and Gentlemen:
     First National Funding LLC hereby requests acceleration of the effectiveness of Registration Statement No. 333-140273 (the “Registration Statement”) so that the Registration Statement will become effective on April 3, 2007 at 10:00 A.M. Eastern Time or as soon thereafter as practicable.

Sincerely, First National Funding LLC
By:	First National Funding Corporation,
Managing Member

By:	/s/ Karlyn M. Knieriem
Karlyn M. Knieriem,
Senior Vice President